U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   Commonwealth Associates L.P.
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   (Last)               (First)                 (Middle)

   830 Third Avenue
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                                    (Street)

   New York,            New York                10022
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   (City)               (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   June 8, 2000
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

   13-3467952
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4. Issuer Name and Ticker or Trading Symbol

   PrintOnTheNet.com, Inc. (NASD OTCBB: POTN)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|X|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

      Robert Priddy is a director
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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |_| Form filed by One Reporting Person

   |X| Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
Warrants to purchase
Common Stock (1)             12/31/00   02/16/05    Common Stock              300,000    $0.10           D
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Warrants to purchase
Common Stock (1)             immed      06/08/05    Common Stock            6,325,500    $0.10           D
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Warrants to purchase
Common Stock                 12/31/00   02/16/05    Common Stock            3,900,000    $0.10           I             (2)
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Warrants to purchase
Common Stock                 09/30/00   09/30/05    Common Stock            8,000,000    $0.10           I             (2)
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Series B Convertible
Preferred Stock              n/a        n/a         Common Stock            1,700,000    $0.10           I             (2)
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Warrants to purchase
Common Stock                 12/31/00   02/16/05    Common Stock            1,500,000    $0.10           I             (3)
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Series B Convertible
Preferred Stock              n/a        n/a         Common Stock            1,000,000    $0.10           I             (4)
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Warrants to purchase
Common Stock                 immed      06/08/05    Common Stock            3,716,512    $0.10           I             (4)
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Series B Convertible
Preferred Stock              n/a        n/a         Common Stock           13,000,000    $0.10           I             (5)
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Warrants to purchase
Common Stock                 immed      06/08/05    Common Stock              749,083    $0.10           I             (5)
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Warrants to purchase
Common Stock                 09/30/00   09/30/05    Common Stock            3,000,000    $0.10           I             (5)
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

Explanation of Responses:

See Attached footnotes.


Commonwealth Associates L.P.
By: Commonwealth Associates Management Corp., its general partner


/s/ Joseph Wynne                                                 6/21/00
---------------------------------------------            -----------------------
    Joseph Wynne
    Chief Financial Officer
      ** Signature of Reporting Person                            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

FOOTNOTES                                                                 Page 3


(1) These shares and warrants are owned directly by Commonwealth Associates L.P ("Commonwealth"). Michael S. Falk ("Falk"), Robert Priddy ("Priddy"), Keith Rosenbloom ("Rosenbloom") and Basil Ascuitto ("Ascuitto") are directors and shareholders of Commonwealth Associates Management Corp., the general partner of Commonwealth ("CAMC"). Falk is the Chairman, CEO and principal stockholder of CAMC. Each of Falk, Priddy, Rosenbloom and Ascuitto disclaim beneficial ownership of the shares and warrants held by Commonwealth other than that portion which corresponds with each of their equity ownership in CAMC.

(2) These shares and warrants are owned directly by ComVest Capital Partners LLC ("ComVest"). Falk, Priddy and Rosenbloom are the Managers and principal members of ComVest. Each of Falk, Priddy and Rosenbloom disclaim beneficial ownership of the shares and warrants held by ComVest other than that portion which corresponds with each of their membership interest in ComVest.

(3) These shares and warrants are owned directly by ComVest Capital Partners IV, LLC ("ComVest IV"). Falk is a Manager and member of ComVest IV. Falk disclaims beneficial ownership of the shares and warrants held by ComVest IV other than that portion which corresponds with his membership interest in ComVest IV.

(4) These shares and warrants are owned directly by Falk.

(5) These shares and warrants are owned directly by one or more of the following individuals: Ascuitto, Priddy or Rosenbloom.

                            JOINT FILER INFORMATION

Name:                              Commonwealth Associates Management Corp.
                                   830 Third Avenue
                                   New York, New York 10022

Designated Filer:                  Commonwealth Associates L.P.

Issuer & Ticker Symbol:            PrintOnTheNet.com, Inc. (POTN)

Statement for Month/Year:          June 8, 2000


Signature:                         /s/ Joseph Wynne
                                   ---------------------------------------------
                                       Joseph Wynne, Chief Financial Officer


Name:                              Michael S. Falk
                                   830 Third Avenue
                                   New York, New York 10022

Designated Filer:                  Commonwealth Associates L.P.

Issuer & Ticker Symbol:            PrintOnTheNet.com, Inc. (POTN)

Statement for Month/Year:          June 8, 2000


Signature:                         /s/ Michael S. Falk
                                   ---------------------------------------------
                                                Michael S. Falk


Name:                              Keith Rosenbloom
                                   830 Third Avenue
                                   New York, New York 10022

Designated Filer:                  Commonwealth Associates L.P.

Issuer & Ticker Symbol:            PrintOnTheNet.com, Inc. (POTN)

Statement for Month/Year:          June 8, 2000


Signature:                         /s/ Keith Rosenbloom
                                   ---------------------------------------------
                                               Keith Rosenbloom

Name:                              Basil Asciutto
                                   830 Third Avenue
                                   New York, New York 10022

Designated Filer:                  Commonwealth Associates L.P.

Issuer & Ticker Symbol:            PrintOnTheNet.com, Inc. (POTN)

Statement for Month/Year:          June 8, 2000


Signature:                         /s/ Basil Asciutto
                                   ---------------------------------------------
                                               Basil Asciutto


Name:                              Robert Priddy
                                   RMC Capital
                                   1640 Powers Ferry, Suite 125
                                   Marietta, Georgia 30067

Designated Filer:                  Commonwealth Associates L.P.

Issuer & Ticker Symbol:            PrintOnTheNet.com, Inc. (POTN)

Statement for Month/Year:          June 8, 2000


Signature:                         /s/ Robert Priddy
                                   ---------------------------------------------
                                              Robert Priddy